UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
July 5, 2007
Commission file number 1-14400
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURES

SIGNATURES
Date July 5, 2007
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

METSO TO SUPPLY MINERALS PROCESSING EQUIPMENT TO GOLD RESERVE IN VENEZUELA
(Helsinki, Finland, July 5, 2007) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Minerals will supply minerals processing equipment to Gold Reserve Inc. for its Brisas gold-copper project in Venezuela. The delivery will be completed by the end of 2009. The value of the order is approximately EUR 47 million. The order is included in Metso’s second quarter order backlog.
Metso’s order comprises two SAG mills, four ball mills and two VERTIMILL grinding mills. Additionally, Metso Minerals will supply apron feeders, a primary gyratory crusher and cone crushers to Gold Reserve. The order includes start-up and commissioning services, as well as initial spare parts for the project.
The Brisas Project, located in the Bolivar State near Las Claritas, will be Venezuela’s largest mine in terms of throughput. Gold Reserve Inc. is listed on the American (AMEX) and Toronto stock exchanges.
Metso is a global engineering and technology corporation with 2006 net sales of approximately EUR 5 billion. Its 25,500 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Further information for the press, please contact:
Jeffery A. Leonard, Senior Vice President, Comminution, Mining business line, Metso Minerals, tel. +1 717 849 7464
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.